[COLOMBO & BONACCI, P.C. LETTERHEAD]



                                 March 4, 1997




Via EDGAR-Delaying Amendment
----------------------------

Mr. Dominic J. Minore
Securities and Exchange Commission
Washington, D.C. 20549

                                ILX Incorporated
                        Form S-3 filed February 27, 1997
                               File No. 333-22509
                               Delaying Amendment


Dear Mr. Minore:

                  ILX Incorporated hereby amends the Registration Statement at File No. 333-22509 on Form S-3, on such date or dates as may be necessary to delay its effective date until ILX Incorporated shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                  Thank you for your assistance in this matter.

                                         Very truly yours,

                                         /s/ Hugh L. Hallman

                                         Hugh L. Hallman